

Mail Stop 7010

September 17, 2007

By U.S. Mail and Facsimile

Ms. Theresa E. Wagler
Chief Financial Officer
Steel Dynamics, Inc.
6714 Pointe Inverness Way
Suite 200
Fort Wayne, IN 46804

> **Re:** **Form 10-K for the Fiscal Year Ended December 31, 2006**
> **Form 10-Q for the Fiscal Quarter Ended March 31, 2007**
> **Form 10-Q for the Fiscal Quarter Ended June 30, 2007**
> **File No. 000-21719**

Dear Ms. Wagler:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2006

Management's Discussion and Analysis, page 31

1.	In future filings, please expand your discussion of the results of your operations to more fully describe and quantify the impact that changes in shipments and/or changes in selling price had on net sales from period to period.

2.	We note that you analyze your income statement line items on a consolidated basis. Please revise future filings to analyze the changes in your statement of income on a segmental basis. Please refer to Release No. 33-8350, *Interpretation - Commission's Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations* for guidance.

Consolidated Balance Sheets, page 47

3.   The amount that you classify as accrued expenses is over 23% of your total current liabilities. Tell us what consideration you have given to the requirement to state separately any liabilities that exceed 5% of current liabilities. Please refer to Article 5-02 of Regulation S-X for more guidance on this issue.

Note 11 – Segment Information, page 68

4.   In future filings, please revise your disclosure to include a reconciliation of the total segment profit or loss to your consolidated net income before income taxes, as required by paragraph 33(f) of SFAS 131.

Form 10-Q for the Fiscal Quarter Ended June 30, 2007

Note 4 – Subsequent Event, page 5

5.   Please supplementally tell us whether the Techs acquisition meets the 20% significance level and provide us with your analysis to support your conclusion.

*   *   *

Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a response letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please furnish your response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

*   the company is responsible for the adequacy and accuracy of the disclosure in their filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions regarding these comments, you may contact Dale Welcome, Staff Accountant, at (202) 551-3865, Al Pavot, Senior Staff Accountant, at (202) 551-3738 or, in their absence, to the undersigned at (202) 551-3768.

Sincerely,

John Cash
Accounting Branch Chief